Exhibit 99.2

Annual and Special Meeting of Shareholders of
Obsidian Energy Ltd. (the “Issuer”)
May 7, 2026

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders ("Shareholders") of the Issuer held on May 7, 2026 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2026 and Special Meeting and Management Proxy Circular dated March 15, 2026 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Issuer’s website.

1.
Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.
Election of Directors

By resolutions passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
Shani Bosman	21,149,944	90.9%	2,121,051	9.1%
John Brydson	21,128,105	90.8%	2,142,890	9.2%
Raymond D. Crossley	22,491,581	96.7%	779,268	3.3%
Michael J. Faust	21,365,319	91.8%	1,905,676	8.2%
Edward H. Kernaghan	21,412,022	92.0%	1,857,853	8.0%
Stephen Loukas	22,643,868	97.3%	626,981	2.7%
Gordon Ritchie	22,724,622	97.7%	546,227	2.3%

3.
Non-Binding Advisory Vote on the Corporation's Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
19,608,843	84.3%	3,662,152	15.7%

4.
Approval of Amendment to Stock Option Plan

By resolution passed by ballot vote, a resolution was passed to approve the amendment to the stock option plan, as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
21,167,239	91.0%	2,103,756	9.0%

5.
Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the stock option plan until May 7, 2029 was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
21,128,547	90.8%	2,142,448	9.2%

6.
Approval of Unallocated Units Pursuant to the Restricted and Performance Share Unit Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the restricted and performance share unit plan, until May 7, 2029 was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
21,118,295	90.7%	2,152,700	9.3%